December 1, 2025

Brendan Keating
Chief Accounting Officer
FTI Consulting, Inc.
555 12th Street NW,
Washington, DC 20004

       Re: FTI Consulting, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-14875
Dear Brendan Keating:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services